May 15, 2013

VIA EDGAR

Kieran G. Brown, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Mr. Brown:

On May 10, 2013, FSI Low Beta Absolute Return Fund filed Pre-Effective Amendment No. 4 to its registration statement on Form N-2 with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001435109-13-000224)(the “Registration Statement”). Following below is a summary of the comment provided by the SEC staff via telephone on Tuesday, May 14, 2013 regarding the Registration Statement and the Fund’s response to the comment.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The Fund acknowledges that: (1) the SEC or the SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that the Distributor has received a letter from FINRA stating that it has no objections to the proposed underwriting and other terms and arrangements relevant to the offering of the Units.

Statement of Additional Information

COMMENT: The SAI states that the Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act, as amended, and therefore, the Adviser is not subject to registration and regulation as a commodity pool operator with respect to investment advisory services provided to the Fund.  The SAI also states that the Adviser expects to comply with the requirements of CFTC Letter No. 12-38 from the Division of Swap Dealer and Intermediary Oversight. Subject to the satisfaction of certain conditions, the letter exempts the Adviser from registration as a commodity pool operator under Rule 4.5 of the Commodity Exchange Act through the later of June 30, 2013 or six months after the effective date of revised guidance (or the compliance date, if later) (“Compliance Period”) regarding the application of the de minimus commodity trading requirements set forth in the rule to the Fund and other similar fund of funds products.  Please advise as to what action the Fund expects to take upon expiration of the Compliance Period.

RESPONSE:  To date, the CFTC has not issued revised guidance regarding the application of the de minimus commodity trading requirements set forth in Rule 4.5.  Upon issuance of such guidance, the Fund will evaluate whether or not it can continue to rely on the Rule 4.5 exemption.  If the Fund determines that it can no longer rely on such exemption, it is the Fund’s understanding that the Adviser will take the necessary steps to register as a commodity pool operator in connection with respect to its services rendered to the Fund prior to the expiration of the Compliance Period.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7295.

Kind regards,

/s/Leslie K. Klenk

Leslie K. Klenk, Esq.

cc:           Gary W. Gould, FSI Low Beta Absolute Return Fund